Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for May 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for May 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In May 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 11.63% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 12.57%, passenger capacity on regional routes decreased by 7.79% and passenger capacity for international routes increased by 10.53%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 14.17%. Of which, passenger traffic for domestic routes increased by 15.00%, passenger traffic on regional routes decreased by 5.50% and passenger traffic on international routes increased by 13.23%, respectively as compared to the same period last year. The passenger load factor was 80.81%, representing an increase of 1.80 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased 1.72 percentage points, 1.82 percentage points and 1.90 percentage point as compared to the same period last year, respectively. The Group has launched Fuzhou - Siem Reap – Fuzhou route (two flights per week) since 20 May 2017 and has launched Wuhan - Jinan - Wuhan route (three flights per week) since 26 May 2017.

In terms of cargo operations, in May 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 16.03% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 23.44% as compared to the same period last year. The cargo load factor was 55.98%, representing an increase of 3.36 percentage points as compared to the same period last year.

In May 2017, the Group had introduced one A321 aircraft and two B737-800 aircraft, and had terminated the lease of one B737-800 aircraft. As of the end of May 2017, the Group operated a fleet of 712 aircraft with 254 aircraft self-owned, 206 aircraft under finance lease and 252 aircraft under operating lease.

KEY OPERATION DATA OF MAY 2017

Capacity	May 2017			Cumulative 2017
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12,979.47	1.17	15.00	64,601.06	12.35
Regional	241.60	6.34	-5.50	1,160.22	-18.40
International	5,203.44	0.87	13.23	26,722.39	13.42
Total	18,424.51	1.15	14.17	92,483.67	12.13
RTK (in million)
Domestic	1,298.23	1.41	12.80	6,385.15	10.82
Regional	23.42	5.31	-4.07	111.28	-16.18
International	941.28	2.26	22.50	4,435.66	17.69
Total	2,262.93	1.80	16.42	10,932.09	13.13
RTK - Cargo and Mail (in million)
Domestic	144.40	2.77	-0.53	690.69	0.98
Regional	2.01	-4.85	16.66	9.46	16.53
International	479.84	3.19	33.13	2,088.34	23.12
Total	626.25	3.06	23.44	2,788.49	16.76
Passengers carried (in thousand)
Domestic	8,878.94	1.56	14.18	43,520.16	11.73
Regional	190.24	2.99	2.47	933.19	-11.87
International	1,187.47	0.48	6.36	6,197.19	7.08
Total	10,256.65	1.46	12.98	50,650.54	10.60
Cargo and mail carried (in thousand tonnes)
Domestic	89.34	2.80	0.23	428.25	1.35
Regional	1.82	-4.74	17.13	8.47	14.92
International	53.90	2.49	29.57	235.88	20.78
Total	145.06	2.58	9.66	672.61	7.58

Capacity	May 2017			Cumulative 2017
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	15,952.37	3.13	12.57	78,329.83	8.62
Regional	322.53	7.12	-7.79	1,568.50	-18.25
International	6,524.00	4.18	10.53	32,550.83	11.66
Total	22,798.90	3.49	11.63	112,449.16	8.98
ATK (in million)
Domestic	1,834.61	2.87	12.02	9,038.51	7.39
Regional	37.83	7.57	-6.19	184.31	-19.20
International	1,298.26	1.17	15.48	6,320.01	13.00
Total	3,170.70	2.22	13.15	15,542.83	9.17
ATK - Cargo and Mail (in million)
Domestic	398.89	1.93	10.10	1,988.82	3.27
Regional	8.80	9.07	-0.49	43.15	-22.18
International	711.10	-1.19	19.91	3,390.44	14.18
Total	1,118.80	-0.03	16.03	5,422.41	9.53

Load Factor	May 2017			Cumulative 2017
	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	81.36	-1.59	1.72	82.47	2.74
Regional	74.91	-0.55	1.82	73.97	-0.14
International	79.76	-2.61	1.90	82.09	1.28
Total	80.81	-1.87	1.80	82.24	2.31
Cargo and Mail Load Factor
Domestic	36.20	0.30	-3.87	34.73	-0.78
Regional	22.84	-3.34	3.36	21.92	7.28
International	67.48	2.87	6.70	61.60	4.47
Total	55.98	1.68	3.36	51.43	3.18
Overall Load Factor (RTK/ATK)
Domestic	70.76	-1.02	0.49	70.64	2.18
Regional	61.90	-1.33	1.37	60.38	2.18
International	72.50	0.77	4.15	70.18	2.80
Total	71.37	-0.29	2.01	70.34	2.46

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 June 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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